■ EX-99.1.
RESULT OF FY2006 6TH BOARD OF DIRECTORS MEETING
Agenda 1 : Installation of the Cold Roll Plant in Vietnam
1. The amount of investment : U$ 361 million (1.77% of total equity)
— The amount in Korean Won apllied with exchange rate on 20. Oct. 2006 (~~W~~/U$956.90) is KRW 345,440,900,000
2. The purpose of investment : To establish the Cold Roll Plant with the capacity of 700 thousand ton per year in Vietnam
3. Construction Period : October 2007 ~ December 2009
4. Others
— This agenda is related with the required disclosure from KSE on 11. Aug. 2006
Agenda 2 : Installation of the Continuous Galvanized Line (CGL) in Mexico
1. The amount of investment : U$209.5 million (1.03% of total equity)
— The amount in Koean Won apllied with exchange rate on 20. Oct. 2006 (~~W~~/U$956.90) is KRW 200,470,550,000
2. The purpose of investment : The construction of CGL in Altamira, Mexico for the supply of automotive grade steel
3. Construction Period : October 2007 ~ June 2009
Agenda 3 : Investment in other corporation
1. Details of company concerned
— Name of company (nationality) : Nippon Steel Corporation (Japan)
— Total capital : KRW 3,394,872,112,800
— Total number of outstanding shares : 6,806,980,977
2. Details of investment
— Number of shares to be acquired : 111,561,866
— The amount of investment : JPY 55 billion (2.28% of total equity)
     • The amount in Koean Won apllied with exchange rate on 20. Oct. 2006 (~~W~~/¥ = 8.0922) is KRW 445,071,000,000
— Number of shares after investment: 259,437,866 (3.81% of total outstanding shares)
— The purpose of investment: to expand cooperative spheres for strategic alliance
— Scheduled date of acquiring: until 31. Mar. 2007

Agenda 4. Treasury Stock Specific Money Trust Contract Renewal
POSCO resolved to renew Treasury Stock Specific Money Trust contract.
1. Contract amount before/after renewal (KRW) : 194,933,413,711 (before)/195,531,000,000 (after)
2. Renewing contract period: 5. Nov. 2006 ~ 4. Nov. 2007
3. The purpose of contract renewal : To stabilize the company’s share price
4. Trust company : Hana Bank
5. The number of shares held by the company before renewal
— held in the form of treasury stock : 7,022,466 (8.05%)
— held through treasury stock fund : 2,383,208 (2.73%)
6. Others
— The contract amount after renewal may change depending on the interest income until the maturity date (4. Nov. 2006)